2017 HIT PARTICIPANTS MEETING

The 2017 Annual Meeting of Participants was held in Washington, D.C., on Wednesday, January 24, 2018. The following matters were put to a vote of the Participants at the meeting through the solicitation of proxies:

Helen R. Kanovsky was elected to chair the Board of Trustees by: votes for 3,472,267.479; no votes against; votes abstaining 158,859.996; votes not cast 1,878,308.075.

Ernst & Young LLP was ratified as the HIT's Independent Registered Public Accounting Firm by: votes for 3,472,267.479; no votes against; votes abstaining 158,566.665; votes not cast 1,878,308.075.

The Participants voted their intentions regarding any other matter properly coming before the 2017 HIT Participants Meeting as follows: votes for 2,463,857.624; votes against 734,587.496; votes abstaining 432,682.355. In an exercise of their best judgment, the individuals appointed by Participants to vote Proxies voted for the award of the honorary title of Chairman Emeritus to Richard Ravitch, retired Chairman of the Board of Trustees.

The following Trustees were not up for reelection and their terms of office continued after the meeting: Vincent Alvarez, James Boland, Sean McGarvey, Elizabeth Shuler, Marlyn J. Spear, and Tony Stanley.

THE TABLE BELOW DETAILS VOTES PERTAINING TO TRUSTEES WHO WERE ELECTED AND REELECTED AT THE ANNUAL MEETING:

Trustee	Votes For	Votes Against	Votes Abstaining*
Kenneth W. Cooper	3,473,902.269	0	157,225.206
David B. Durkee	3,473,902.269	0	157,225.206
Richard L. Trumka	3,473,902.269	0	157,225.206
Bridget Gainer	3,470,419.834	0	160,707.641
Deidre L. Schmidt	3,470,419.834	0	160,707.641
William C. Thompson, Jr.	3,470,419.834	0	160,707.641
Kenneth E. Rigmaiden	3,473,902.269	0	157,225.206
Jack Quinn, Jr.	3,470,419.834	0	160,707.641

**Votes not cast: 1,878,308.075*